The Yocca Law Firm LLP
19900 MacArthur Boulevard

Telephone (949) 253-0800	Suite 650
Facsimile (949) 253-0870	Irvine, California 92612

September 4, 2009

Melissa Campbell Duru,
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re: CNS Response, Inc.

Dear Ms. Duru:

We write this letter on behalf of our client, Leonard J. Brandt (“Mr. Brandt”) to confirm the information I provided both you and Michele Anderson, Chief, earlier today regarding the special meetings of stockholders of CNS Response, Inc.’s (“Registrant” or “CNS”).

Mr. Brandt called two special meetings of stockholders, each for the purpose of electing directors. One was called on June 19, 2009 (“First Called Meeting”), which had previously been convened, adjourned and reconvened from time to time and was scheduled to reconvene today at 10 am EDT. No substantive business had ever been conducted at the First Called Meeting for lack of a quorum. The proxies solicited in connection with Mr. Brandt’s proxy statement were not for use at the First Called Meeting and had never been used at the First Called Meeting.

The Special Meeting of Stockholders of the registrant held today, September 4, 2009 at 1 pm EDT (the “Second Called Meeting”) was called on June 26, 2009, and was scheduled to occur on the tenth day after Mr. Brandt filed definitive proxy materials with the Commission. That filing occurred on August 25, 2009. Accordingly the Second Called Meeting was scheduled for today, the tenth day after August 25. The proxies solicited in connection with Mr. Brandt’s proxy statement were only for use at the Second Called Meeting.

As Mr. Brandt had apparently succeeded in soliciting enough valid proxies to hold the Second Called Meeting today at 1 pm EDT, Mr. Brandt’s counsel in Delaware did not attend the First Called Meeting at 10 am EDT. Therefore, the First Called Meeting was not convened at all.

My description earlier today with respect to holding the First Called Meeting was accurate. The only matter to be proposed or voted on was an immediate adjournment, only a proxy given by Mr. Brandt himself to vote his own shares were intended to be voted at all, and only for an adjournment and on no other matter. However, as stated above, the decision was made following our telephone call this morning not to proceed with the First Called Meeting.

If you would like further information or to discuss this matter, please feel free to contact me by email: nyocca@yocca.com, fax: (949) 203-6161, or phone: (949) 294-4244, anytime.

Very truly yours,

/s/ Nicholas J. Yocca

Nicholas J. Yocca